3 E Network Technology Group Limited

JUNE 26, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	3 E Network Technology Group Limited (CIK No. 0001993097)
Withdrawal of Amendment No. 1 to Form F-1
Filed on June 24, 2026
File No. 333-296465

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), 3 E Network Technology Group Limited, a foreign private issuer (the “Company”), hereby respectfully requests the withdrawal of its Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-296465) (the “Registration Statement”), together with all exhibits thereto, originally filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on June 24, 2026 under the submission type F-1/A (Accession No. 0001185185-26-002628) (the “Amendment”).

The Company is requesting the withdrawal of the Amendment because it was inadvertently filed as a pre-effective amendment to the Registration Statement at a time when the Registration Statement had already become effective. The Company confirms that the intended Amendment filing should have been a post-effective amendment to the Registration Statement in accordance with applicable SEC requirements. The Amendment has not been declared effective by the Commission. The Company confirms that no securities have been sold, and no securities will be sold, pursuant to the Amendment.

Accordingly, the Company respectfully requests that an order granting the withdrawal of the Amendment be issued by the Commission as soon as practicable.

Please contact our outside counsel, Jasmine M. Li of Jingtian NY LLP, at +86 17317123732 or jasmine.li@jingtian.com if you have any questions or require further information regarding this matter.

Respectfully submitted,

By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer and Director